# WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

## INCREASING DEMAND IN MULTIPLE SEGMENTS

ProVEDA targets the broader pain relief, sports recovery, and natural health segments, driven by growing demand for natural, non-invasive pain management solutions in sizable markets.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

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# WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

## PTA PATENT PENDING TECH

ProVEDA uniquely provides a multi-layered pain relief experience by penetrating faster and deeper. Its proprietary Maximum Absorption Technology further enhances ProVEDA's effectiveness and advantage.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ADVANCED INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

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# WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

## VERSATILITY ACROSS SPECIALIZED GROUPS

Beyond general consumers, ProVEDA targets specialized markets like the Department of Defense (DoD) and college athletic directors seeking non-invasive, fast-acting, long-lasting pain relief for military personnel and college athletes—without harmful side effects.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

---

# WHY TRUST PROVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

## POTENTIAL FOR EXPANSION INTO NEW MARKETS

Dabur Research Foundation (DRF) has already developed and verified the safety & superior efficacy of ProVEDA's next lines of "plant-based" products, including Oral Care, Hair Growth, and Acne Care.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

# AYURVEDIC MEDICINE

ProVEDA's Ayurvedic approach blends plant stem cells with traditional ingredients like menthol and camphor, drawing from a 5,000-year-old practice to reduce inflammation, support recovery, and promote overall wellness—catering to consumers seeking natural, holistic health solutions.



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# PLANT STEM CELL TECHNOLOGY

ProVEDA prioritizes plant-based solutions over synthetic options, addressing the rising demand for cleaner health alternatives. Backed by research on over 70,000 medicinal plants and partnered with Dabur Research Foundation, we develop products free from chemical additives and synthetic formulations.



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## ProVEDA MAX PAIN RELIEF CREAM

ProVEDA Max Pain Relief Cream has undergone rigorous safety and efficacy testing and is set to unlock new market opportunities in 2025, including those with the Department of Defense. All products are proprietary, and a patent has been filed.



### ProVEDA ORAL CARE

The global oral care market, valued at $53 billion in 2020, is projected to reach $80.74 billion by 2031. Benefits include anti-inflammatory properties, prevention of decay and gum disease, and teeth whitening.



### HAIR GROWTH TREATMENTS

The global hair re-growth market is expected to reach $11.58 billion by 2030. Shampoos and conditioners lead the segment, while advancements in formulation now include specialized ingredients like plant extracts to boost efficacy and support hair growth.



### ACNE CARE

The global anti-acne market is projected to grow annually by 9.1% from 2023 to $14 billion by 2032. In 2022, creams and lotions made up 42% of revenue. Salicylic acid serums are popular for unclogging pores, reducing inflammation, and breaking down sebum.



**VIDEO 1 – Boomer Esiason's Pain Reliever**

[MUSIC PLAYING] I have zero pain after using ProVEDA. I have no pain at all. This is a bit of a game-changer. I spent decades on one football field or another. I know all about pain. And now I know all about pain relief thanks to ProVEDA.

ProVEDA Max is an exclusive blend of natural ayurvedic ingredients combined with FDA-approved pain-relieving plant extracts, camphor, and menthol, plus plant stem cells. This unique patent-pending formulation, combined with a breakthrough delivery system called Maximum Absorption Technology, uses speed, temperature, and duration to deliver smaller molecules faster for deeper absorption. In fact, ProVEDA delivers pain relief to aching joints and muscles up to two times faster and over two times deeper for fast, long-lasting relief.

Most of my aches and pains are in my arm, my elbow. Primarily in my knees. At my age, it's a better question to me, where do I not feel pain? I've tried many other creams and there just has not been enough result for me to continue the process of usage. I've been icing it, I've been massaging it. I use ibuprofen, mainly ice ice. And so I'm really looking forward to trying a cream that I can see immediate results I can use on a daily basis and it's going to alleviate some of that pain. I'm super excited yeah because actually, my lower back is a little sore right now.

Now my playing days I had access to the top trainers and physical therapists in the world. Now I have something even better. I have ProVEDA Max Pain Relief. Heck, you know if I had ProVEDA Max back in the day? Who knows? Instead of a 14-year NFL career, maybe I'd have a 15 or 20-year career like the boys do today.

We live in a world where pain has become an all-too-common companion. Whether it's constant back pain from sitting at a desk all day or the aches and soreness that come with an active lifestyle, millions of people are seeking relief from their daily discomfort. Even today, the problem is the same. Common over-the-counter pain relievers can have long-term side effects. Prescription opioids carry alarming potential risks. Even pain patches and traditional topical creams barely take the edge off, leaving millions of pain sufferers with no new options. Today, you can be part of the solution and be part of the over $10 billion topical pain relief market from the beginning by investing in a breakthrough plant-based therapeutics pain relief solution called ProVEDA Max. I find that my back feels wonderful. It's loose. It's comfortable. I have zero pain after using ProVEDA.

When I use the ProVEDA, I'm pleasantly surprised that it really works. I could honestly say that on camera that this product is fabulous. I don't have actually, any pain right now, to be honest, which is amazing. I came off the court a minute ago. And I've gotten to the point in life now where I have to take stairs kind of one and then the other. And I just went up the stairs without even

thinking about it. I haven't been upstairs like that in years. Normally when I finish playing for two hours like I just did, my arm is on fire and now I have no pain, no pain. I really am just amazed.

ProVEDA has exploded a loyal community of pain relief advocates. spreading the word about its breakthrough plant-based therapeutic pain relief solution.

I have no pain at all. ProVEDA actually really worked really well. This is a bit of a game-changer. It's great. I like it.

Our mission at ProVEDA is to change and improve the lives of millions of people. Come join us and don't miss out on this opportunity to invest in ProVEDA Max.

**Video 2 – Plant-Based, Science-Backed**
I find that my back feels wonderful. It's loose. It's comfortable. I have zero pain after using ProVEDA. I don't have actually any pain right now, to be honest, which is amazing.

**Video 3 – Real Users, Real Results**
Dr. Bechtel:
As a physical therapist, I help people with pain every day. And I have become such a strong advocate for ProVEDA Max for my patients, ProVEDA Max truly gets to the pain. When I use ProVEDA on my patients, they immediately go, oh, that feels so good. I use ProVEDA because it works fast, and I can totally depend on it. I make ProVEDA available to my patients because it works. I use ProVEDA because it works fast, and I can totally depend on it. When I put ProVEDA on and somebody feels better right away, I'm a very happy lady.

Garry:
It really digs deep inside, and it really warms the inside of it, and it reduced the pain. ProVEDA has changed my mind on how I approach pain because I'm able to attack the area that hurts. And what excites me is I'm able to do the things that I want to do. I'm able to do them free and reduce pain and have fun again. What has happened with ProVEDA is the warmth that it gave to my back, it made it relax. So, I was able to sleep in a position that I'm not usually sleeping in. I have to tell you; I haven't gotten better sleep in a while like this. So, it's been really, really incredible.

Kevin:
The best thing I like about ProVEDA is that it works nearly instantly. It's pretty long-lasting and I can actually feel a difference once I apply it.

Dan:
And I have small kids, so we're out running, we're playing baseball. My knee flares up, and if I apply ProVEDA to it, it'll take that down a couple of notches and temporarily leave that pain. ProVEDA provides temporary relief for all my pains and

aches, and it makes it easier for me to continue living my life. ProVEDA provides temporary relief for all my pains and aches, and it makes it easier for me to continue living my life. You know, I take a shower at night, and then I'll put the pervade on before bed and it's just soothing. You feel a little bit of tingling on your skin which is a nice sensation, and it makes it so that everything's a little bit more comfortable for sure.

Chuck:
It was amazing to me. This was the first time I've really had some relief.

Bobbi:
This is a product, ProVEDA, that really does work. I know, because I've used it. If you use ProVEDA, it will help you. At least it helped me. And as long as it helped me, I figure it's probably going to help other people. It's a wonderful feeling to not be in pain.